No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2010

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal three months ended December 31, 2009 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: March 10, 2010

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2009

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and March 31, 2009

	Yen (millions)
	December 31, 2009	March 31, 2009
Assets	unaudited	audited
Current assets:
Cash and cash equivalents	¥1,064,973	¥690,369
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,652 million at December 31, 2009 and ¥7,455 million at March 31, 2009 (note 5)	776,898	854,214
Finance subsidiaries-receivables, net (notes 2 and 5)	1,044,001	1,172,030
Inventories (notes 3 and 5)	916,461	1,243,961
Deferred income taxes	200,577	198,158
Other current assets (notes 4, 7 and 8)	366,502	462,446

Total current assets	4,369,412	4,621,178

Finance subsidiaries-receivables, net (notes 2 and 5)	2,381,870	2,400,282

Investments and advances:
Investments in and advances to affiliates	500,066	505,835
Other, including marketable equity securities (note 4)	164,689	133,234

Total investments and advances	664,755	639,069

Property on operating leases:
Vehicles	1,622,380	1,557,060
Less accumulated depreciation	339,771	269,261

Net property on operating leases	1,282,609	1,287,799

Property, plant and equipment, at cost (note 5):
Land	477,510	469,279
Buildings	1,484,916	1,446,090
Machinery and equipment	3,219,214	3,133,439
Construction in progress	194,166	159,567

	5,375,806	5,208,375
Less accumulated depreciation and amortization	3,245,284	3,060,654

Net property, plant and equipment	2,130,522	2,147,721

Other assets (notes 7 and 8)	675,643	722,868

Total assets	¥11,504,811	¥11,818,917

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and March 31, 2009

	Yen (millions)
	December 31, 2009	March 31, 2009
Liabilities and Equity	unaudited	audited
Current liabilities:
Short-term debt	¥1,116,926	¥1,706,819
Current portion of long-term debt	774,907	977,523
Trade payables:
Notes	21,709	31,834
Accounts	688,890	674,498
Accrued expenses (note 9)	487,371	562,673
Income taxes payable	19,216	32,614
Other current liabilities (notes 7 and 8)	228,652	251,407

Total current liabilities	3,337,671	4,237,368

Long-term debt, excluding current portion	2,359,901	1,932,637
Other liabilities (note 9)	1,488,338	1,518,568

Total liabilities	7,185,910	7,688,573

Equity:
Honda Motor Co., Ltd. shareholders’ equity (note 6):
Common stock, authorized 7,086,000,000 shares at December 31, 2009 and at March 31, 2009; issued 1,834,828,430 shares at December 31, 2009 and at March 31, 2009	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	44,857	43,965
Retained earnings (note 10(a))	5,251,049	5,099,267
Accumulated other comprehensive income (loss), net (notes 4 and 8)	(1,283,287)	(1,322,828)
Treasury stock, at cost 20,223,845 shares at December 31, 2009 and 20,219,430 shares at March 31, 2009	(71,724)	(71,712)

Total Honda Motor Co., Ltd. shareholders’ equity	4,199,491	4,007,288

Noncontrolling interests (note 6)	119,410	123,056

Total equity (note 6)	4,318,901	4,130,344

Commitments and contingent liabilities (note 9)
Total liabilities and equity	¥11,504,811	¥11,818,917

See note 1(c)1.

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the nine months ended December 31, 2008 and 2009

	Yen (millions)
	December 31, 2008	December 31, 2009
	unaudited	unaudited
Net sales and other operating revenue	¥8,227,343	¥6,299,607

Operating costs and expenses:
Cost of sales	5,943,508	4,720,520
Selling, general and administrative	1,398,935	986,049
Research and development	423,121	325,360

	7,765,564	6,031,929

Operating income	461,779	267,678

Other income:
Interest	33,778	13,144
Other (notes 4 and 8)	22,099	1,085

	55,877	14,229

Other expenses:
Interest	17,680	8,296
Other (notes 4 and 8)	39,540	31,000

	57,220	39,296

Income before income taxes and equity in income of affiliates	460,436	242,611
Income tax expense:
Current	100,717	81,272
Deferred	122,162	26,825

	222,879	108,097

Income before equity in income of affiliates	237,557	134,514

Equity in income of affiliates	96,276	69,398
Net income	333,833	203,912

Less: Net income attributable to noncontrolling interests	16,878	7,688

Net income attributable to Honda Motor Co., Ltd.	¥316,955	¥196,224

	Yen
	December 31, 2008	December 31, 2009
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 12(b)):	¥174.67	¥108.14

See note 1(c).

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended December 31, 2008 and 2009

	Yen (millions)
	December 31, 2008	December 31, 2009
	unaudited	unaudited
Net sales and other operating revenue	¥2,533,257	¥2,240,740

Operating costs and expenses:
Cost of sales	1,833,960	1,610,147
Selling, general and administrative	447,497	341,355
Research and development	149,348	112,267

	2,430,805	2,063,769

Operating income	102,452	176,971

Other income:
Interest	11,386	4,372
Other (notes 4 and 8)	19,734	373

	31,120	4,745

Other expenses:
Interest	6,266	1,172
Other (notes 4 and 8)	40,556	9,531

	46,822	10,703

Income before income taxes and equity in income of affiliates	86,750	171,013

Income tax expense:
Current	37,518	44,598
Deferred	55,633	19,842

	93,151	64,440

Income (loss) before equity in income of affiliates	(6,401)	106,573

Equity in income of affiliates	30,795	32,806
Net income	24,394	139,379

Less: Net income attributable to noncontrolling interests	4,152	4,752

Net income attributable to Honda Motor Co., Ltd.	¥20,242	¥134,627

	Yen
	December 31, 2008	December 31, 2009
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 12(b)):	¥11.16	¥74.19

See note 1(c)1.

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the nine months ended December 31, 2008 and 2009

	Yen (millions)
	December 31, 2008	December 31, 2009
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥333,833	¥203,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	308,112	299,230
Depreciation of property on operating leases	144,001	171,724
Deferred income taxes	122,162	26,825
Equity in income of affiliates	(96,276)	(69,398)
Dividends from affiliates	33,932	86,016
Provision for credit and lease residual losses on finance subsidiaries-receivables	63,472	33,953
Impairment loss on investments in securities	22,822	313
Impairment loss on long-lived assets and goodwill
excluding property on operating leases	19,367	54
Impairment loss on property on operating leases	7,538	3,265
Loss (gain) on derivative instruments, net	(43,386)	(29,312)
Decrease (increase) in assets:
Trade accounts and notes receivable	(82,449)	102,346
Inventories	(367,119)	351,805
Other current assets	(36,954)	130,049
Other assets	4,791	18,634
Increase (decrease) in liabilities:
Trade accounts and notes payable	8,162	17,161
Accrued expenses	(106,011)	(67,690)
Income taxes payable	5,631	(18,754)
Other current liabilities	8,293	8,028
Other liabilities	45,887	(18,057)
Other, net	(19,612)	(44,694)

Net cash provided by operating activities	376,196	1,205,410
Cash flows from investing activities:
Increase in investments and advances	(1,749)	(17,597)
Decrease in investments and advances	1,739	11,887
Payments for purchases of available-for-sale securities	(31,738)	(3,324)
Proceeds from sales of available-for-sale securities	24,895	1,994
Payments for purchases of held-to-maturity securities	(17,348)	(11,034)
Proceeds from redemptions of held-to-maturity securities	32,667	1,230
Capital expenditures	(457,628)	(296,458)
Proceeds from sales of property, plant and equipment	15,733	8,280
Acquisitions of finance subsidiaries-receivables	(2,072,549)	(1,157,260)
Collections of finance subsidiaries-receivables	1,620,230	1,276,994
Sales (purchases) of finance subsidiaries-receivables, net	128,762	(42,714)
Purchases of operating lease assets	(534,591)	(379,793)
Proceeds from sales of operating lease assets	77,027	143,498

Net cash used in investing activities	(1,214,550)	(464,297)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	456,467	(594,131)
Proceeds from long-term debt	1,047,155	939,245
Repayments of long-term debt	(733,269)	(659,844)
Dividends paid (note 10(a))	(119,764)	(43,550)
Dividends paid to noncontrolling interests	(9,897)	(14,185)
Sales (purchases) of treasury stock, net	296	(12)

Net cash provided by (used in) financing activities	640,988	(372,477)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the nine months ended December 31, 2008 and 2009

	Yen (millions)
	December 31, 2008	December 31, 2009
	unaudited	unaudited
Effect of exchange rate changes on cash and cash equivalents	(114,122)	5,968

Net change in cash and cash equivalents	(311,488)	374,604
Cash and cash equivalents at beginning of the period	1,050,902	690,369

Cash and cash equivalents at end of the period	¥739,414	¥1,064,973

See note 1(c).

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S.GAAP). Honda adopted Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” effective July 1, 2009. SFAS No. 168 prescribes the change which divides non-governmental U.S.GAAP into the authoritative FASB Accounting Standards Codification (ASC) and guidance that is nonauthoritative, abolishing the previous four-level hierarchy. Upon the adoption of SFAS No. 168, references to previously issued accounting standards have been replaced by ASC references. The adoption of SFAS No. 168 did not have a material impact on the Company’s consolidated financial position or results of operations. SFAS No. 168 is now codified in ASC 105, “Generally Accepted Accounting Principles”. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2009 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2009. Consolidated financial statements for the year ended March 31, 2009 are derived from the audited consolidated financial statements, while consolidated financial statements for the three months and nine months ended December 31, 2009 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

1.	Noncontrolling Interests in Consolidated Financial Statements

Honda adopted the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, which is previously known as Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, effective April 1, 2009. This statement requires a noncontrolling interest in a subsidiary to be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of ASC 810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the presentation of consolidated statements of income and cash flows has been changed. As the presentation and disclosure requirements of ASC 810 have been applied retrospectively, Honda has made reclassifications to the prior consolidated financial statements to conform to the presentation used for the three months and nine months periods ended December 31, 2009. The adoption of ASC 810 did not have a material impact on the Company’s consolidated financial position or results of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Adjustment resulting from change in fiscal year-end of a subsidiary

During the fiscal year ended March 31, 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three months difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period which was adjusted in the three months ended March 31, 2009 represented a change in accounting principles and was reported by retrospective application. The impact on the retained earnings balance as of April 1, 2008 was ¥6,214 million. Honda adjusted its consolidated financial statements for the nine months ended December 31, 2008 to conform to the presentation used for the fiscal year ended March 31, 2009.

(d)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the nine months ended December 31, 2009. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(e)	Reclassifications

Certain reclassifications have been made to the consolidated financial statements for the three months and nine months ended December 31, 2008 and for the year ended March 31, 2009 to conform to the presentation used for the three months and nine months ended December 31, 2009.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	December 31, 2009	March 31, 2009
Finance subsidiaries-receivables
Allowance for credit losses	¥37,406	¥35,617
Allowance for losses on lease residual values	8,441	20,393

(3) Inventories

Inventories at December 31, 2009 and March 31, 2009 are summarized as follows:

	Yen (millions)
	December 31, 2009	March 31, 2009
Finished goods	¥546,435	¥830,973
Work in process	41,594	45,196
Raw materials	328,432	367,792

	¥916,461	¥1,243,961

(4) Investments and Advances-Other

Investments and advances at December 31, 2009 and March 31, 2009 consist of the following:

	Yen (millions)
	December 31, 2009	March 31, 2009
Current
Corporate debt securities	¥45	¥235
Government bonds	—	1,000
Money Market Fund (non-marketable)	1,832	3,913
Advances	905	473

	¥2,782	¥5,621

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	December 31, 2009	March 31, 2009
Noncurrent
Auction rate securities (non-marketable)	¥6,752	¥9,906
Marketable equity securities	79,147	54,807
Government bonds	1,999	1,999
U.S. government and agency debt securities	11,325	—
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	2,000	2,000
Other	11,193	13,824
Guaranty deposits	26,211	28,755
Advances	1,612	1,717
Other	24,450	20,226

	¥164,689	¥133,234

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to marketable securities at December 31, 2009 and March 31, 2009 is summarized below:

	Yen (millions)
	December 31, 2009	March 31, 2009
Available-for-sale
Cost	¥38,585	¥34,331
Fair value	79,147	54,807
Gross unrealized gains	42,104	23,531
Gross unrealized losses	1,542	3,055
Held-to-maturity
Amortized cost	¥13,369	¥3,234
Fair value	13,431	3,320
Gross unrealized gains	107	86
Gross unrealized losses	45	—

Maturities of debt securities classified as held-to-maturity at December 31, 2009 are as follows:

Yen (millions)
Due within one year	¥45
Due after one year through five years	13,324
Due after five years through ten years	—

Total	¥13,369

Realized gains and losses from available-for-sale securities included in other expenses (income)—other for the nine months period ended December 31, 2009 was ¥3 million net losses. There was no realized gains and losses from available-for-sale securities included in other expenses (income)—other for the three months period ended December 31, 2009.

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 and March 31, 2009 are as follows:

	Yen (millions)
	December 31, 2009		March 31, 2009
	Fair value	Unrealized gains (losses)	Fair value	Unrealized gains (losses)
Available-for-sale
Less than 12 months	¥4,327	¥(287)	¥7,190	¥(2,556)
12 months or longer	2,684	(1,255)	494	(499)

	¥7,011	¥(1,542)	¥7,684	¥(3,055)

Held-to-maturity
Less than 12 months	¥11,280	¥(45)	¥—	¥—
12 months or longer	—	—	—	—

	¥11,280	¥(45)	¥—	¥—

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5) Pledged Assets

Pledged assets at December 31, 2009 and March 31, 2009 are as follows:

	Yen (millions)
	December 31, 2009	March 31, 2009
Trade accounts and notes receivable	¥5,529	¥—
Inventories	6,093	—
Property, plant and equipment	21,196	24,750
Finance subsidiaries-receivables	269,345	—

Starting in the period ended June 30, 2009, as the special purpose entity (SPE) established and utilized in the securitization has not met the criteria for qualified special purpose entity anymore, certain of our finance subsidiaries have consolidated the SPE as variable interest entity (VIE). In addition, certain of our finance subsidiaries have treated the securitization transactions with such SPE that no longer meet the transfer requirement as secured financing transactions. As a result, the finance subsidiaries-receivables pledged as collateral and related secured debt obligations have increased in the Company’s consolidated financial statements.

Because the changes of account treatment in securitization and consolidation of VIE, except for the increase in finance subsidiaries-receivables which are subject to collateral and related secured debt obligations, do not have a material impact on the Company’s consolidated financial positions or results of operations, we have omitted the certain disclosures required by U.S. GAAP.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6) Equity

The change in equity for the three months and nine months ended December 31, 2008 and 2009 are as follows (see note 1(c)2):

For the nine months ended December 31, 2008

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	¥4,544,265	¥141,806	¥4,686,071

Adjustment resulting from change in fiscal year-end of a subsidiary, net of tax	6,214	—	6,214

Adjusted balances at March 31, 2008	¥4,550,479	¥141,806	¥4,692,285

Dividends paid to Honda Motor Co., Ltd. shareholders	(119,764)	—	(119,764)
Dividends paid to noncontrolling interests	—	(9,897)	(9,897)
Capital transactions and others	—	—	—
Comprehensive income (loss):
Net income	316,955	16,878	333,833
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(478,641)	(13,954)	(492,595)
Unrealized gains (losses) on marketable securities, net	(26,284)	(51)	(26,335)
Unrealized gains (losses) on derivative instruments, net	(460)	—	(460)
Pension and other postretirement benefits adjustments	13,849	60	13,909

Total comprehensive income (loss)	(174,581)	2,933	(171,648)

Purchase of treasury stock	(58)	—	(58)
Reissuance of treasury stock	261	—	261

Balance at December 31, 2008	¥4,256,337	¥134,842	¥4,391,179

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the nine months ended December 31, 2009

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥4,007,288	¥123,056	¥4,130,344

Dividends paid to Honda Motor Co., Ltd. shareholders	(43,550)	—	(43,550)
Dividends paid to noncontrolling interests	—	(14,185)	(14,185)
Capital transactions and others	—	127	127
Comprehensive income (loss):
Net income	196,224	7,688	203,912
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	23,560	2,499	26,059
Unrealized gains (losses) on marketable securities, net	12,074	96	12,170
Unrealized gains (losses) on derivative instruments, net	(402)	—	(402)
Pension and other postretirement benefits adjustments	4,309	129	4,438

Total comprehensive income (loss)	235,765	10,412	246,177

Purchase of treasury stock	(14)	—	(14)
Reissuance of treasury stock	2	—	2

Balance at December 31, 2009	¥4,199,491	¥119,410	¥4,318,901

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2008

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at September 30, 2008	¥4,762,110	¥141,605	¥4,903,715

Dividends paid to Honda Motor Co., Ltd. shareholders	(39,922)	—	(39,922)
Dividends paid to noncontrolling interests	—	(424)	(424)
Capital transactions and others	—	—	—
Comprehensive income (loss):
Net income	20,242	4,152	24,394
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(481,572)	(10,452)	(492,024)
Unrealized gains (losses) on marketable securities, net	(13,498)	(59)	(13,557)
Unrealized gains (losses) on derivative instruments, net	(412)	—	(412)
Pension and other postretirement benefits adjustments	9,180	20	9,200

Total comprehensive income (loss)	(466,060)	(6,339)	(472,399)

Purchase of treasury stock	(15)	—	(15)
Reissuance of treasury stock	224	—	224

Balance at December 31, 2008	¥4,256,337	¥134,842	¥4,391,179

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2009

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at September 30, 2009	¥4,030,681	¥116,055	¥4,146,736

Dividends paid to Honda Motor Co., Ltd. shareholders	(14,517)	—	(14,517)
Dividends paid to noncontrolling interests	—	(1,107)	(1,107)
Capital transactions and others	—	127	127
Comprehensive income (loss):
Net income	134,627	4,752	139,379
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	49,293	(457)	48,836
Unrealized gains (losses) on marketable securities, net	(2,012)	(3)	(2,015)
Unrealized gains (losses) on derivative instruments, net	(580)	—	(580)
Pension and other postretirement benefits adjustments	2,003	43	2,046

Total comprehensive income (loss)	183,331	4,335	187,666

Purchase of treasury stock	(4)	—	(4)
Reissuance of treasury stock	—	—	—

Balance at December 31, 2009	¥4,199,491	¥119,410	¥4,318,901

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7) Fair Value Measurement

The FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

This standard establishes a three-level hierarchy to be used when measuring fair value. The following is a description of the three hierarchy levels:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥30,759	¥30,759	¥—	¥30,759
Derivative instruments
Foreign exchange instruments (notes 8)	—	85,288	—	85,288	—	—
Interest rate instruments (notes 8)	—	30,812	1,292	32,104	—	—

Total derivative instruments	—	116,100	1,292	117,392	(45,250)	72,142

Available-for-sale securities	79,147	1,832	6,752	87,731	—	87,731

Total	¥79,147	¥117,932	¥38,803	¥235,882	¥(45,250)	¥190,632

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 8)	¥—	¥(13,932)	¥—	¥(13,932)	¥—	¥—
Interest rate instruments (notes 8)	—	(66,484)	(17)	(66,501)	—	—

Total derivative instruments	—	(80,416)	(17)	(80,433)	45,250	(35,183)

Total	¥—	¥(80,416)	¥(17)	¥(80,433)	¥45,250	¥(35,183)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the assets and liabilities measured at fair value on a recurring basis as of March 31, 2009.

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥45,648	¥45,648	¥—	¥45,648
Derivative instruments
Foreign exchange instruments (note 8)	—	71,735	—	71,735	—	—
Interest rate instruments (note 8)	—	51,818	2,437	54,255	—	—

Total derivative instruments	—	123,553	2,437	125,990	(68,251)	57,739

Available-for-sale securities	54,807	3,913	9,906	68,626	—	68,626

Total	¥54,807	¥127,466	¥57,991	¥240,264	¥(68,251)	¥172,013

Liabilities:
Derivative instruments
Foreign exchange instruments (note 8)	¥—	¥(25,880)	¥—	¥(25,880)	¥—	¥—
Interest rate instruments (note 8)	—	(114,406)	(143)	(114,549)	—	—

Total derivative instruments	—	(140,286)	(143)	(140,429)	68,251	(72,178)

Total	¥—	¥(140,286)	¥(143)	¥(140,429)	¥68,251	¥(72,178)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The following table presents a reconciliation for the nine months ended December 31, 2009 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 8)	Available-for-sale securities	Total
Balance at beginning of the year	¥45,648	¥2,294	¥9,906	¥57,848
Total realized/unrealized gains or losses
Included in earnings	8,257	935	—	9,192
Included in other comprehensive income (loss)	—	—	(2,319)	(2,319)
Purchases, issuances, and settlements, net	(21,503)	(1,854)	(230)	(23,587)
Foreign currency translation	(1,643)	(100)	(605)	(2,348)

Balance at end of the period	¥30,759	¥1,275	¥6,752	¥38,786

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥5,035	¥551	¥—	¥5,586
Included in other comprehensive income (loss)	—	—	(2,319)	(2,319)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents a reconciliation for the three months ended December 31, 2009 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 8)	Available-for-sale securities	Total
Balance at beginning of the period	¥32,876	¥1,614	¥8,143	¥42,633
Total realized/unrealized gains or losses
Included in earnings	1,657	189	—	1,846
Included in other comprehensive income (loss)	—	—	(1,460)	(1,460)
Purchases, issuances, and settlements, net	(4,412)	(554)	(63)	(5,029)
Foreign currency translation	638	26	132	796

Balance at end of the period	¥30,759	¥1,275	¥6,752	¥38,786

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥516	¥198	¥—	¥714
Included in other comprehensive income (loss)	—	—	(1,460)	(1,460)

Total realized/unrealized gains or losses related to retained interests in securitizations, including those held at the reporting date, are included in net sales and other operating revenue in the consolidated statements of income.

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income or other expenses in the consolidated statements of income.

The valuation methodologies the assets and liabilities measured at fair value on a recurring basis are as follows:

Retained interests in securitizations

The fair values of the retained interests in securitizations are estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved. In order to estimate cash flows, Honda utilizes various significant assumptions including market observable inputs such as forward interest rates, as well as internally developed inputs, such as prepayment speeds, delinquency levels and credit losses. Fair value measurement for retained interests in securitization is classified as Level 3.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Foreign exchange and interest rate instruments (see note 8)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurement for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurement for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The fair values of a limited number of interest rate swap agreements related to certain off—balance sheet securitizations are estimated using significant assumptions including market observable inputs, as well as internally developed prepayment assumptions as an input into the model, in order to forecast future notional amounts on these structured derivative contracts. Accordingly, fair value measurement for these derivative contracts is classified as Level 3.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Available-for-sale securities

The fair value of marketable securities is estimated using quoted market prices. Fair value measurement for marketable securities is classified as Level 1.

The fair value of money market funds classified as short-term investments are estimated based on market observable inputs such as the average of the net asset value price. Fair value measurement for its money market funds is classified as Level 2.

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. Since the ARS market had been illiquid as of December 31, 2009 and no readily observable prices exist, Honda measures the fair value of the ARS based on the discounted cash flows of the expected interest payments to maturity dates of the ARS and the insurance by qualified guarantee agencies, reinsurance and guarantees by the United States Government. Fair value measurement for auction rate securities is classified as Level 3.

Honda does not have financial assets and financial liabilities measured at fair value on a nonrecurring basis as of and for the three months and nine months ended December 31, 2009 and as of and for the year ended March 31, 2009.

Honda also adopted the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, which is previously known as Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) effective April 1, 2009. Honda does not have significant nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as of and for the three months and nine months ended December 31, 2009.

Honda has not elected the fair value option for the nine months ended December 31, 2009 and the year ended March 31, 2009.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at December 31, 2009 and March 31, 2009 are as follows (see note 8):

	Yen (millions)
	December 31, 2009		March 31, 2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (a)	¥3,506,054	¥3,567,050	¥3,526,073	¥3,471,727
Available-for-sale securities	87,731	87,731	68,626	68,626
Held-to-maturity securities	13,369	13,431	3,234	3,320
Debt	(4,251,734)	(4,350,047)	(4,616,979)	(4,492,595)
Derivative instruments (b)
Asset position	¥72,142	¥72,142	¥57,739	¥57,739
Liability position	(35,183)	(35,183)	(72,178)	(72,178)

Net	¥36,959	¥36,959	¥(14,439)	¥(14,439)

(a)	The carrying amounts of finance subsidiaries-receivables at December 31, 2009 and March 31, 2009 in the table exclude ¥440,836 million and ¥641,721 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at December 31, 2009 and March 31, 2009 in the table also include ¥521,019 million and ¥595,482 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets, respectively.

(b)	The derivative instruments are included in other assets and other current assets and/or liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	December 31, 2009	March 31, 2009
Other current assets	¥18,374	¥6,307
Other assets	53,768	51,432
Other current liabilities	(35,183)	(72,178)

	¥36,959	¥(14,439)

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of those receivables approximates fair value.

Held-to-maturity securities

The fair value of held-to-maturity securities was estimated using quoted market prices.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

(8) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. (see note 7) Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at December 31, 2009 and March 31, 2009 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	December 31, 2009	March 31, 2009
Foreign currency forward exchange contracts	¥20,651	¥—

Foreign exchange instruments	¥20,651	¥—

Derivatives not designated as hedging instruments:

	Yen (millions)
	December 31, 2009	March 31, 2009
Foreign currency forward exchange contracts	¥444,268	¥531,615
Foreign currency option contracts	73,556	76,099
Currency swap agreements	722,133	667,011

Foreign exchange instruments	¥1,239,957	¥1,274,725

Interest rate swap agreements	¥3,760,641	¥4,327,124

Interest rate instruments	¥3,760,641	¥4,327,124

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amount recognized in accumulated other comprehensive income (loss) was ¥402 million loss for the nine months ended December 31, 2009. All amount recorded in accumulated other comprehensive income (loss) as of December 31, 2009 is expected to be recognized in earnings within the next twelve months. The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months.

There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed as hedge ineffectiveness.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The estimated fair values of derivative instruments at December 31, 2009 are as follows.

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥6	¥(518)	¥6	¥—	¥(518)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥85,282	¥(13,414)	¥18,587	¥56,383	¥(3,102)
Interest rate instruments	32,104	(66,501)	(219)	(2,615)	(31,563)

Total	¥117,386	¥(79,915)	¥18,368	¥53,768	¥(34,665)

Netting adjustment	(45,250)	45,250

Net amount	¥72,136	¥(34,665)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of derivative instruments at March 31, 2009 are as follows.

Derivatives designated as hedging instruments:

The Company does not hold derivatives designated as hedging instruments at March 31, 2009.

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥71,735	¥(25,880)	¥9,104	¥50,254	¥(13,503)
Interest rate instruments	54,255	(114,549)	(2,797)	1,178	(58,675)

Total	¥125,990	¥(140,429)	¥6,307	¥51,432	¥(72,178)

Netting adjustment	(68,251)	68,251

Net amount	¥57,739	¥(72,178)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effect of derivative instruments on Honda’s results of operations for the three months and nine months ended December 31, 2009 are as follows:

Derivatives designated as hedging instruments

	Yen (millions)
	For the nine months ended December 31, 2009	For the three months ended December 31, 2009
Cash flow hedge:
Foreign exchange instruments:
Gain (loss) recognized in other comprehensive income (loss) (effective portion)	¥43	¥(428)
Gain (loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)	(445)	(152)
Gain (loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)	362	202

Derivatives not designated as hedging instruments

	Yen (millions)
	For the nine months ended December 31, 2009	For the three months ended December 31, 2009
Foreign exchange instruments	¥58,113	¥(28,143)
Interest rate instruments	(27,671)	(7,106)

Total	¥30,442	¥(35,249)

The gains and losses are included in other income (expense) on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At December 31 and March 31, 2009, Honda has guaranteed ¥31,490 million and ¥33,691 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥31,490 million and ¥33,691 million, respectively, at December 31 and March 31, 2009. At December 31, 2009, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the nine months ended December 31, 2009 and the year ended March 31, 2009 are as follows:

	Yen (millions)
	December 31, 2009	March 31, 2009
Balance at beginning of the period	¥233,979	¥293,760
Warranty claims paid during the period	(68,393)	(123,509)
Liabilities accrued for warranties issued during the period	63,583	79,576
Changes in liabilities for pre-existing warranties during the period	610	2,233
Foreign currency translation	214	(18,081)

Balance at end of the period	¥229,993	¥233,979

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 44 purported class actions in the United States. Honda records a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. Honda does not record liabilities for lawsuits or potential claims that it believes an unfavorable outcome is not probable or when a reasonable estimate of the amount or range of loss cannot be determined. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 44 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For nine months ended December 31, 2009

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 23, 2009
Type of shares	Common stock
Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	March 31, 2009
Effective date	June 24, 2009
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 29, 2009
Type of shares	Common stock
Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	June 30, 2009
Effective date	August 24, 2009
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on October 27, 2009
Type of shares	Common stock
Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	September 30, 2009
Effective date	November 25, 2009
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the nine months ended December 31, 2009, effective after the period

Resolution	The board of directors meeting on February 3, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	18,146
Dividend per share of common stock (yen)	10.00
Record date	December 31, 2009
Effective date	February 26, 2010
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements. (see note 1(c)2)

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

For the three months ended December 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥342,881	¥1,974,288	¥142,690	¥73,398	¥2,533,257	¥—	¥2,533,257
Intersegment	—	—	3,338	6,166	9,504	(9,504)	—

Total	¥342,881	¥1,974,288	¥146,028	¥79,564	¥2,542,761	¥(9,504)	¥2,533,257

Segment income (loss)	¥25,233	¥70,547	¥9,495	¥(2,823)	¥102,452	¥—	¥102,452

For the three months ended December 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥273,460	¥1,749,537	¥151,031	¥66,712	¥2,240,740	¥—	¥2,240,740
Intersegment	—	—	2,998	7,178	10,176	(10,176)	—

Total	¥273,460	¥1,749,537	¥154,029	¥73,890	¥2,250,916	¥(10,176)	¥2,240,740

Segment income (loss)	¥15,855	¥110,426	¥53,655	¥(2,965)	¥176,971	¥—	¥176,971

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the nine months ended December 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,137,019	¥6,372,933	¥447,018	¥270,373	¥8,227,343	¥—	¥8,227,343
Intersegment	—	—	11,206	19,126	30,332	(30,332)	—

Total	¥1,137,019	¥6,372,933	¥458,224	¥289,499	¥8,257,675	¥(30,332)	¥8,227,343

Segment income (loss)	¥102,781	¥299,951	¥62,585	¥(3,538)	¥461,779	¥—	¥461,779

Assets	¥1,131,371	¥5,531,129	¥5,781,503	¥285,359	¥12,729,362	¥(691,980)	¥12,037,382
Depreciation and amortization	¥39,065	¥258,247	¥144,614	¥10,187	¥452,113	¥—	¥452,113
Capital expenditures	¥67,990	¥341,292	¥535,368	¥10,956	¥955,606	¥—	¥955,606

As of and for the nine months ended December 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥805,138	¥4,833,467	¥461,978	¥199,024	¥6,299,607	¥—	¥6,299,607
Intersegment	—	—	9,456	21,115	30,571	(30,571)	—

Total	¥805,138	¥4,833,467	¥471,434	¥220,139	¥6,330,178	¥(30,571)	¥6,299,607

Segment income (loss)	¥30,817	¥102,758	¥147,683	¥(13,580)	¥267,678	¥—	¥267,678

Assets	¥993,332	¥5,019,260	¥5,507,408	¥276,334	¥11,796,334	¥(291,523)	¥11,504,811
Depreciation and amortization	¥36,516	¥251,300	¥173,756	¥9,382	¥470,954	¥—	¥470,954
Capital expenditures	¥29,175	¥225,260	¥381,575	¥18,389	¥654,399	¥—	¥654,399

Explanatory notes:

1.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, net income attributable to noncontrolling interests, and equity in income of affiliates. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥165,657 million as of December 31, 2008 and ¥293,235 million as of December 31, 2009 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial Services Business include ¥144,001 million for the nine months ended December 31, 2008 and ¥171,724 million for the nine months ended December 31, 2009, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial Services Business includes ¥534,591 million for the nine months ended December 31, 2008 and ¥379,793 million for the nine months ended December 31, 2009 respectively, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

(1) Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended December 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥486,707	¥1,171,067	¥265,308	¥320,605	¥289,570	¥2,533,257	¥—	¥2,533,257
Transfers between geographic areas	592,567	60,571	34,110	64,674	15,136	767,058	(767,058)	—

Total	¥1,079,274	¥1,231,638	¥299,418	¥385,279	¥304,706	¥3,300,315	¥(767,058)	¥2,533,257

Operating income (loss)	¥(64,361)	¥70,077	¥1,138	¥24,995	¥41,899	¥73,748	¥28,704	¥102,452

For the three months ended December 31, 2009
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥498,019	¥990,153	¥167,373	¥348,678	¥236,517	¥2,240,740	¥—	¥2,240,740
Transfers between geographic areas	372,524	38,819	14,845	48,502	4,525	479,215	(479,215)	—

Total	¥870,543	¥1,028,972	¥182,218	¥397,180	¥241,042	¥2,719,955	¥(479,215)	¥2,240,740

Operating income (loss)	¥10,034	¥110,778	¥(6,857)	¥35,024	¥17,439	¥166,418	¥10,553	¥176,971

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the nine months ended December 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,456,127	¥3,904,029	¥920,630	¥1,054,664	¥891,893	¥8,227,343	¥—	¥8,227,343
Transfers between geographic areas	1,966,275	190,839	94,050	218,694	56,148	2,526,006	(2,526,006)	—

Total	¥3,422,402	¥4,094,868	¥1,014,680	¥1,273,358	¥948,041	¥10,753,349	¥(2,526,006)	¥8,227,343

Operating income (loss)	¥14,483	¥187,186	¥20,732	¥99,088	¥127,002	¥448,491	¥13,288	¥461,779

Assets	¥3,210,205	¥6,534,535	¥838,282	¥1,087,068	¥623,594	¥12,293,684	¥(256,302)	¥12,037,382
Long-lived assets	¥1,091,718	¥1,749,035	¥109,896	¥252,503	¥134,478	¥3,337,630	¥—	¥3,337,630

As of and for the nine months ended December 31, 2009
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,351,857	¥2,791,075	¥576,460	¥950,906	¥629,309	¥6,299,607	¥—	¥6,299,607
Transfers between geographic areas	1,059,593	113,129	40,896	138,519	15,861	1,367,998	(1,367,998)	—

Total	¥2,411,450	¥2,904,204	¥617,356	¥1,089,425	¥645,170	¥7,667,605	¥(1,367,998)	¥6,299,607

Operating income (loss)	¥(20,348)	¥165,655	¥(3,227)	¥82,931	¥26,908	¥251,919	¥15,759	¥267,678

Assets	¥2,964,280	¥6,255,701	¥617,287	¥1,007,719	¥589,558	¥11,434,545	¥70,266	¥11,504,811
Long-lived assets	¥1,151,134	¥1,849,406	¥112,493	¥240,728	¥157,041	¥3,510,802	¥—	¥3,510,802

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, net income attributable to noncontrolling interests, and equity in income of affiliates.

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥165,657 million as of December 31, 2008 and ¥293,235 million as of December 31, 2009 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Overseas sales and revenues based on the location of the customer

For the three months ended December 31, 2008

Yen (millions)
December 31, 2008
North America	¥1,163,927
Europe	263,612
Asia	396,305
Other regions	349,114

For the three months ended December 31, 2009

Yen (millions)
December 31, 2009
North America	¥985,905
Europe	165,658
Asia	406,206
Other regions	259,619

For the nine months ended December 31, 2008

Yen (millions)
December 31, 2008
North America	¥3,885,573
Europe	913,837
Asia	1,268,134
Other regions	1,057,051

For the nine months ended December 31, 2009

Yen (millions)
December 31, 2009
North America	¥2,780,791
Europe	572,828
Asia	1,119,664
Other regions	684,727

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Per Share Data

(a)	Honda Motor Co., Ltd. shareholders’ equity per share

	Yen
	December 31, 2009	March 31, 2009
Honda Motor Co., Ltd. shareholders’ equity per share	¥2,314.27	¥2,208.35

(b)	Net income attributable to Honda Motor Co., Ltd. per common share (see note 1(c)2)

Net income attributable to Honda Motor Co., Ltd. per common share for the three months and nine months ended December 31, 2008 and 2009 are as follows:

For the nine months ended December 31, 2008 and 2009

	Yen
	December 31, 2008	December 31, 2009
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥174.67	¥108.14

*	Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

* The bases of computation of basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	Yen (millions)
	December 31, 2008	December 31, 2009
Net income attributable to Honda Motor Co., Ltd.	¥316,955	¥196,224
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥316,955	¥196,224
Weighted average number of common shares	1,814,545,999 shares	1,814,606,540 shares

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2009

	Yen
	December 31, 2008	December 31, 2009
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥11.16	¥74.19

*	Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

* The bases of computation of basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	Yen (millions)
	December 31, 2008	December 31, 2009
Net income attributable to Honda Motor Co., Ltd.	¥20,242	¥134,627
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥20,242	¥134,627
Weighted average number of common shares	1,814,557,407 shares	1,814,605,219 shares

(13) Subsequent Events

No relevant information.

The Company has evaluated subsequent events through the date of the filing of the original document for this Form 6-K.